SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
August 11, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI SELLS LA RESCATADA EXPLORATION PROJECT

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA54.05
11 August 2005
ANGLOGOLD ASHANTI SELLS LA RESCATADA EXPLORATION PROJECT
AngloGold Ashanti Ltd. (“AngloGold Ashanti”) has concluded an agreement for the disposal of its La Rescatada Project (“La Rescatada”) to Aruntani SAC (“Aruntani”), a local Peruvian corporation, for a total consideration of US$12.5 million. In addition, AngloGold Ashanti has retained an option to repurchase 60% of the project should reserves in excess of 2 million ounces be identified within the next three years.
La Rescatada is located approximately 800km south-east of the city of Lima in the
Department of Puno, Peru. High sulphidation epithermal style gold and silver mineralisation was first discovered by AngloGold Ashanti at La Rescatada in August 2000. Intensive drilling was carried out in the district and the company subsequently concluded that La Rescatada did not meet its criteria for further investment. Oxide resources are estimated to contain approximately 500 000 ounces of gold with upside potential. The project was put out to tender in late 2004 and following a formal adjudication process, the Aruntani bid succeeded.
Commenting on the transaction, Roberto Carvalho Silva, Chief Operating Officer International
for AngloGold Ashanti, said: “Despite its relative size, La Rescatada is a good project and
Aruntani is well positioned to take it to production.”
ends
Queries
South
Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 (0) 11 637 6284
+27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine
+27 (0) 11 637 6383
+27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman
+27 (0) 11 637 6379
+27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2004 which is filed with the Securities and Exchange Commission on 14 July 2005.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 11, 2005
By: /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary